

Mail Stop 3720

December 22, 2016

Peter Hovenier
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., 23rd Floor
Los Angeles, California 90024

   Re: **Boingo Wireless, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed March 11, 2016
      Form 8-K
      Filed on November 3, 2016
      File No. 001-35155

Dear Mr. Hovenier:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K

General

1. You provide disclosure about business in the Middle East and Africa. Syria and Sudan, located in the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, telecommunications operators, or other direct or indirect arrangements. For instance, we are aware of a news article announcing a roaming agreement between you and Deutsche

Telekom which will benefit Deutsche Telekom' business customers. Deutsche Telekom is reported to have business contacts with Syria and Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Key Business Metrics, page 9

3. Explain why management no longer considers monthly churn a key performance indicator. We also note that your retail subscribers continue to decrease while your military subscribers and DAS nodes continue to increase. Discuss the reasons behind these trends and what they mean for the future prospects of each source of revenue, including the future focus of your business plan.

Form 8-K filed on November 3, 2016

Exhibit 99.1

4. Your disclosure of non-GAAP measures in the introduction of, and throughout your earnings release, is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please consider the guidance in its entirety when preparing the disclosures to be included in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney at 202-551-6971 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications